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November 20, 2003


Mr. Andrew B. Schmitt               FOR CIRCULATION TO THE BOARD OF DIRECTORS
President/CEO
Layne Christensen Co.
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear Andy:

I was both surprised and disappointed by the decision of the Board of Directors of Layne Christensen Company to refuse me a Board seat pursuant of my request of August 13, 2003. With this action the outside shareholders are left without an independent director with investment experience in the water area.

Poor strategic decision-making by the Board and management has led to an unsuccessful diversification strategy over the last six years which has cut Layne's stock price in half. In a published report by Kansas City Capital on September 30, 2002, the analyst notes, "As an additional financial exercise, we attempted to reconstruct Layne's financials as if the company had not embarked on its minerals drilling expansion in late fiscal 1996. Assuming that excess cash generation was invested at 4% money market rates, our analysis suggests EPS in fiscal 2002 of $1.35, no corporate debt and cash balance of about $40 million, or $5.25 per adjusted share." The water operations continue to support Layne's share price. In FY2003 water resources was Layne's only profitable segment. Certainly Layne's stock would not be selling at under $10 per share today if it had "stuck to its knitting" by focusing on its core water resource business.

As I noted in my August 13, 2003 letter, Wynnefield intends to pursue an activist course to halt the erosion of shareholder value . To that end, Layne must move immediately to reduce its onerous corporate overhead which consumed 58% of segment operating income in FY2003. With respect to specific strategic direction, I call upon Layne to take immediate steps to enhance shareholder value by spinning off its contract mining operations and disposing of all of its other non-water business, including coal bed methane.

Sincerely,



Nelson Obus
President, Wynnefield Capital Inc.